Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-174653

CALCULATION OF REGISTRATION FEE

Maximum
		Offering	Maximum
Title of Each Class of	Amount to Be	Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Unit	Offering Price	Registration Fee (1)
5.450% Senior Notes due 2021	$600,000,000	99.800%	$598,800,000	$69,660

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

Prospectus

$600,000,000

Coventry Health Care, Inc.

5.450% Senior Notes due 2021

The notes will mature on June 15, 2021. Interest will be payable on June 15 and December 15 of each year. The first such payment will be on December 15, 2011. We may redeem the notes in whole or in part at any time at the redemption prices described under “Description of notes—Optional redemption.”

See “Risk factors” beginning on page 6 of this prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

		Underwriting discounts	Proceeds (before
	Price to public	and commissions	expenses) to us

Per Note	99.800%	0.650%	99.150%
Total	$598,800,000	$3,900,000	$594,900,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from June 7, 2011 and must be paid if the notes are delivered after June 7, 2011.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about June 7, 2011.

Joint Book-Running Managers

BofA Merrill Lynch	Citi	J.P. Morgan

Co-Managers

Barclays Capital          Wells Fargo Securities

Goldman, Sachs & Co.     UBS Investment Bank     US Bancorp

June 2, 2011.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

In this prospectus, unless otherwise indicated or the context otherwise requires: (i) the terms “Coventry,” “we,” “our,” “company” or “us” refer to Coventry Health Care, Inc. and its subsidiaries, (ii) the term “notes” refers to the $600,000,000 aggregate principal amount of 5.450% Senior Notes due 2021 offered hereby and (iii) the term “underwriters” refers to the firms listed on the cover of this prospectus.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Summary

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus. As a result, it does not contain all of the information that you should consider before investing in the notes. You should read this prospectus and the documents incorporated by reference, which are described under “Where you can find more information.” This prospectus contains or incorporates forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995). Forward-looking statements should be read with the cautionary statements and important factors included under “Forward-looking statements” in this prospectus.

Coventry Health Care, Inc.

We are a diversified national managed healthcare company based in Bethesda, Maryland, operating health plans, insurance companies, network rental and workers’ compensation services companies. Through our Health Plan and Medical Services, Specialized Managed Care, and Workers’ Compensation reportable segments, which we also refer to as “Divisions,” we provide a full range of risk and fee-based managed care products and services to a broad cross section of individuals, employer and government-funded groups, government agencies, and other insurance carriers and administrators.

Our Health Plan and Medical Services Division is primarily comprised of our traditional health plan commercial risk, Medicare Advantage and Medicaid products. Our health plans offer commercial risk products, including health maintenance organization (“HMO”), preferred provider organization (“PPO”) and point of service products, to individuals and employer groups of all sizes. We offer these products on an underwritten or “risk” basis where we receive a monthly premium in exchange for assuming underwriting risks, including all medical and administrative costs. Additionally, through this Division we contract with various federal employee organizations to provide health insurance benefits under the Federal Employees Health Benefits Program (“FEHBP”) and offer managed care and administrative products to businesses that self-insure the health care benefits of their employees where we perform administrative services only, including medical claims administration, pharmacy benefits management and clinical programs such as utilization management and quality assurance for a fixed fee with the customer assuming the risk for medical costs. Within these products, we also offer consumer-directed benefit options including health reimbursement accounts and health savings accounts to our commercial customers. This Division provides comprehensive health benefits on a risk basis to members participating in the Medicare Advantage HMO, Medicare Advantage PPO, and Medicaid programs for which it receives premium payments from federal and state governments. Through December 31, 2009, this Division also provided services to members participating in Medicare Advantage Private-Fee-For-Service (“PFFS”). Effective January 1, 2010, we did not renew the Medicare PFFS product for the 2010 plan year. This Division also contains our dental services business.

We operate local health plans that serve 24 markets, primarily in the Mid-Atlantic, Midwest, Mountain West and Southeast United States. Our health plans are operated under the names Altius Health Plans, Carelink Health Plans, Coventry Health Care, Coventry Health and Life, Group Health Plan, HealthAmerica, HealthAssurance, HealthCare USA, Mercy Health Plans, OmniCare, PersonalCare, Preferred Health Systems, Southern Health, and WellPath. Our health plans generally are located in small to mid-sized metropolitan areas.

Our Specialized Managed Care Division includes Medicare Part D, network rental, and our behavioral health benefits businesses. Our Medicare Part D program provides eligible beneficiaries access to prescription drug coverage and receives premium payments from the federal government. Our network rental business offers provider network rental services through a national PPO network to national, regional and local third-party administrators and insurance carriers. Our behavioral health benefits business provides coordination of comprehensive mental health and substance abuse treatment. Additionally, as discussed in Note D, Discontinued Operations, to the consolidated financial statements to our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference, prior to its sale on July 31, 2009, our Medicaid/Public entity provided products and services to state Medicaid agencies and other government funded programs.

Our Workers’ Compensation Division is comprised of our workers’ compensation services businesses which provide fee-based, managed care services such as provider network access, bill review, care management services and pharmacy benefit management to underwriters and administrators of workers’ compensation insurance and large employer groups.

Our executive offices are located at 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, and our telephone number is (301) 581-0600. Our website address is www.coventryhealthcare.com. The information contained in our website is not part of this prospectus or the registration statement of which this prospectus is a part.

The offering

Issuer	Coventry Health Care, Inc.

Notes Offered	$600,000,000 aggregate principal amount of 5.450% Senior Notes due 2021.

Maturity	The notes will mature on June 15, 2021.

Interest Rate	The notes will bear interest at a rate of 5.450% per year.

Interest Payment Dates	June 15 and December 15 of each year, beginning December 15, 2011.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness. The notes will effectively rank junior to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and will be structurally subordinated to any indebtedness and other liabilities of our subsidiaries.

Optional Redemption	We may redeem the notes, in whole or in part, at any time or from time to time at the redemption prices described in “Description of notes—Optional redemption.”

Mandatory Offer to Repurchase	If a Change of Control Triggering Event occurs, we must offer to repurchase the notes at the redemption price set forth under “Description of notes—Change of Control Triggering Event.”

Covenants	The indenture governing the notes will contain covenants that, subject to exceptions and qualifications:

• limit under certain circumstances our ability and the ability of certain of our subsidiaries to create liens; and

• limit under certain circumstances our ability to consolidate, merge or transfer all or substantially all of our assets.

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately $593,535,000, after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for the repayment, redemption or repurchase of our existing debt and other general corporate purposes. See “Use of proceeds.” Affiliates of certain of the underwriters are lenders under our revolving credit facility as more fully described in “Underwriting—Conflicts of interest,” and as a result will receive a portion of the net proceeds from this offering.

Additional Issuances	We may “reopen” this series of notes and issue an unlimited principal amount of additional notes of this series in the future. See “Description of notes—Additional issuances.”

Risk Factors	See “Risk factors” and the other information included or incorporated by reference in this prospectus for a discussion of certain factors you should carefully consider before deciding to invest in the notes.

Summary consolidated historical financial and other data

The following table presents our summary consolidated historical financial and other data for the years ended December 31, 2008, 2009 and 2010 and the quarters ended March 31, 2010 and 2011. The financial data as of and for the three years ended December 31, 2010 has been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference. The financial data for the periods ended March 31, 2010 and March 31, 2011 have been derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the period ended March 31, 2011, which is incorporated herein by reference. The summary consolidated historical financial and other data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the period ended March 31, 2011, which are incorporated herein by reference.

				For the quarter
(In thousands,	For the year ended December 31,			ended March 31,
except per share data)	2008	2009	2010	2010	2011
				(unaudited)

Operations Statement Data(1)(2)
Operating revenues	$11,734,227	$13,903,526	$11,587,916	$2,858,978	$3,048,938
Operating earnings	585,529	501,951	689,285	155,066	171,473
Earnings before income taxes	571,861	504,554	686,534	155,223	170,904
Net earnings	381,895	242,301	438,616	97,325	110,233
Basic earnings per share	2.56	1.65	3.00	0.67	0.75
Diluted earnings per share	2.54	1.64	2.97	0.66	0.74
Dividends declared per share	–	–	–	–	–
Balance Sheet Data(1)(2)
Cash and investments	$3,171,121	$3,855,647	$4,055,443	$3,674,144	$4,016,576
Total assets	7,727,398	8,166,532	8,495,585	7,990,088	8,603,983
Total medical liabilities	1,446,391	1,605,407	1,237,690	1,417,027	1,307,378
Other long-term liabilities	368,482	456,518	414,025	421,571	416,391
Total debt	1,902,472	1,599,027	1,599,396	1,599,119	1,599,488
Stockholders’ equity	3,430,669	3,712,554	4,199,166	3,819,111	4,269,838

				For the quarter
(In thousands,	For the year ended December 31,			ended March 31,
except per share data)	2008	2009	2010	2010	2011
				(unaudited)

Operating Data(1)(2)
Medical loss ratio	84.0%	85.4%	79.4%	82.3%	82.6%
Operating earnings ratio	5.0%	3.6%	5.9%	5.4%	5.6%
Administrative expense ratio	16.5%	15.5%	16.9%	17.3%	16.4%
Basic weighted average shares outstanding	148,893	146,652	146,169	145,782	147,219
Diluted weighted average shares outstanding	150,208	147,395	147,579	147,281	149,184

(1)	Balance Sheet and Operating Data includes acquisition balances as of and from the date of the respective acquisition. See the notes to the consolidated financial statements for information about our acquisitions incorporated by reference in this prospectus.

(2)	Operating Data excludes First Health Services Corporation (“FHSC”) operating results for each year presented due to the sale of this business in July 2009. Balance Sheet Data does not exclude FHSC balances for 2008 and prior periods as amounts are immaterial. See the notes to the consolidated financial statements, which are incorporated by reference into this prospectus, for additional information about our discontinued operations presentation.

Risk factors

An investment in the notes involves risks, including risks inherent in our business. You should carefully consider the risks described below as well as other information contained and incorporated by reference in this prospectus before deciding to invest in the notes. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition and/or results of operations could be materially adversely affected by any of these risks. Further, the price of the notes could decline due to any of these risks, and you may lose all or part of your investment.

Risks related to our business

Our results of operations may be adversely affected if we are unable to accurately estimate and control future health care costs.

Most of the premium revenue we receive is based upon rates set months before we deliver services. As a result, our results of operations largely depend on our ability to accurately estimate and control future health care costs. We base the premiums we charge, at least in part, on our estimate of expected health care costs over the applicable premium period. Accordingly, costs we incur in excess of our cost projections generally are not recovered in the contract year through higher premiums. We estimate our costs of future benefit claims and related expenses using actuarial methods and assumptions based upon claim payment patterns, inflation, historical developments (including claim inventory levels and claim receipt patterns) and other relevant factors. We also record benefits payable for future payments. We continually review estimates of future payments relating to benefit claims costs for services incurred in the current and prior periods and make necessary adjustments to our reserves. These estimates involve extensive judgment and have considerable inherent variability that is sensitive to payment patterns and medical cost trends. Factors that may cause health care costs to exceed our estimates include:

•	an increase in the cost of health care services and supplies, including pharmaceuticals;

•	higher than expected utilization of health care services;

•	periodic renegotiations of hospital, physician and other provider contracts;

•	the occurrence of catastrophic events, including epidemics and natural disasters;

•	changes in the demographics of our members and medical trends affecting them;

•	general inflation or economic downturns;

•	new mandated benefits or other legislative or regulatory changes that increase our costs;

•	clusters of high cost cases;

•	changes in or new technology; and

•	other unforeseen occurrences.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “PPACA”), provides for significant health insurance market reforms and other changes to the health care industry that will affect our future premium revenue and health care costs. For example, generally effective for plan years beginning on or after September 23, 2010, PPACA prohibits lifetime limits on essential health benefits and rescinding coverage, absent fraud or intentional misrepresentation, expands dependent coverage to include dependents up to age 26 and implements new mandated benefits for certain preventive services. Beginning January 1, 2014, PPACA, among other things, prohibits group health plans from establishing annual limits on essential health benefits and excluding individuals based on pre-existing conditions. PPACA, as enacted, also will require a plan to issue coverage to every employer and individual who apply and obligates plans to renew coverage once issued. Further, PPACA will prohibit plans from establishing eligibility rules and premium rates based on most health status-related factors. In addition, PPACA provides for significant new taxes, including an industry user tax paid by health insurance companies beginning in 2014 and an excise tax of 40% on health insurers and employers offering high cost health coverage plans. These, among other changes, will affect our ability to predict or control future health care costs and could have an adverse effect on the results of our operations. Because PPACA is complex, will be implemented gradually and is subject to possible amendment, we are unable to predict its effect on our costs.

In addition, medical liabilities in our financial statements include our estimated reserves for incurred but not reported and reported but not paid claims. The estimates for medical liabilities are made on an accrual basis. We believe that our reserves for medical liabilities are adequate, but we cannot assure you of this. Increases from our current estimates of liabilities could adversely affect our results of operations.

Our results of operations will be adversely affected if we are unable to increase premiums to offset increases in our health care costs.

Our results of operations depend on our ability to increase premiums to offset increases in our health care costs. Although we attempt to base the premiums we charge on our estimate of future health care costs, we may not be able to control the premiums we charge as a result of competition, government regulations and other factors. PPACA provides for a number of health insurance reforms, as well as an industry tax, that may increase our health care costs. At the same time, PPACA contains provisions that will require insurers to submit to the Department of Health and Human Services (“HHS”) and state regulators justifications for “unreasonable” rate increases and mandates these justifications be publicly disclosed. On December 23, 2010, HHS issued a proposed rule that would make any rate increase of 10% or more subject to additional review for reasonableness. Such review would be performed by the state or, if the state lacks an adequate process, by HHS. Further, by plan year 2014, PPACA provides for monitoring of all premium increases and requires plans with excessive rate increases to be excluded from the insurance exchanges created under PPACA. Our results of operations could be adversely affected if we are unable to set premium rates at appropriate levels or adjust premium rates in the event our health care costs increase.

General economic conditions and disruptions in the financial markets could adversely affect our business, results of operations and investment portfolio.

Unfavorable economic conditions, particularly high unemployment and reduced economic growth, could adversely affect our business, results of operations and investment portfolio.

For instance, a decline in members covered under our plans could result from layoffs and downsizing or the elimination of health benefits by employers seeking to cut costs. Economic conditions could cause our existing members to seek health coverage alternatives that we do not offer or could, in addition to significant membership loss, result in lower average premium yields or decreased margins on continuing membership. In addition, the economic downturn could negatively affect our employer group renewals and our ability to increase premiums.

The state of the economy also adversely affects the states’ budgets, which can result in states attempting to reduce payments to Medicaid plans in those states in which we offer Medicaid plans and to increase taxes and assessments on our activities. Although we could attempt to mitigate our exposure from such increased costs through, among other things, increases in premiums, there can be no assurance that we will be able to do so.

A drop in the prices of securities across global financial markets could negatively affect our investment portfolio. Additionally, defaults by issuers of the corporate and municipal bonds in which we invest may also adversely affect our investment portfolio. For example, while investments in municipal bonds have historically experienced relatively low rates of default, the current economic environment has resulted in many municipalities operating at a deficit. These conditions could negatively affect the valuation of our municipal bond portfolio as well as our ability to collect from such issuers. Some of our investments could further experience other-than-temporary declines in fair value, requiring us to record impairment charges that adversely affect our financial results.

We conduct business in a heavily regulated industry and changes in laws or regulations or government investigations could adversely affect our business and results of operations.

Our business is heavily regulated by federal, state and local authorities. We are required to obtain and maintain various regulatory approvals to offer many of our products. Delays in obtaining or failure to obtain or maintain these approvals could adversely affect our results of operations. Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we currently do business may in the future adversely affect our business and results of operations.

Federal, state and local authorities frequently consider changes to laws and regulations, including regulatory changes resulting from PPACA. Legislative or regulatory changes that could adversely affect our business and our subsidiaries include changes that:

•	impose increased liability for adverse consequences of medical decisions;

•	increase limits or regulatory oversight of premium levels or establish new or more stringent minimum medical expense ratios for certain products;

•	increase minimum capital, reserves and other financial viability requirements;

•	increase government sponsorship of competing health plans;

•	impose new or higher fines or other penalties for the failure to pay claims promptly;

•	impose new or higher fines or other penalties as a result of market conduct reviews;

•	increase regulation of or prohibit rental access to health care provider networks;

•	increase regulation of or prohibit provider financial incentives and provider risk-sharing arrangements;

•	require health plans to offer expanded or new benefits;

•	increase limits on the ability of health plans to manage care and utilization, including “any willing provider” and direct access laws that restrict or prohibit product features that encourage members to seek services from contracted providers or through referral by a primary care provider;

•	increase limits on contractual terms with providers, including audit, payment and termination provisions;

•	implement new mandatory third-party review processes for coverage denials;

•	impose additional health care information privacy or security requirements; and

•	increase restrictions on marketing Medicare Advantage, Prescription Drug Plans or other products to individuals.

These or other changes could have a material adverse effect on our business operations and financial condition. For example, several states are considering, or may consider, legislative proposals that could affect our ability to obtain appropriate premium rates and that would mandate certain benefits and forbid certain policy provisions, or otherwise materially adversely affect our business operations and financial condition.

PPACA represents significant change across the health care industry. PPACA, as enacted, seeks to decrease the number of uninsured individuals and expand coverage through a combination of public program expansion and private sector health insurance reforms. In order to expand coverage, PPACA, as enacted, requires individuals to obtain health insurance or pay penalties and mandates that employers with more than 50 full-time employees offer affordable insurance to employees or pay an assessment. PPACA also prohibits the use of gender, health status, family history or occupation in setting premium rates and eliminates pre-existing condition exclusions. Further, PPACA requires HHS to award loans and grants to new non-profit entities that will offer qualified health plans. PPACA also requires individual states to establish a health insurance exchange and permits states to create federally funded, non-Medicaid plans for low-income residents not eligible for Medicaid. PPACA requires states to expand eligibility under existing Medicaid programs to those at or below 133% of the federal poverty level. In addition, PPACA may lead to increased state legislative and regulatory initiatives in order for states to comply with new federal mandates and to participate in grants and other incentive opportunities.

Many of these provisions of PPACA do not become effective until 2014. Other provisions of PPACA are more immediate in nature and have already taken effect. For example, PPACA bans lifetime limits on essential health benefits and the rescission of health care coverage, absent fraud or intentional misrepresentation, effective for plan years beginning on or after September 23, 2010. PPACA also expands dependent coverage to include children up to age 26 and mandates minimum medical loss ratios for health plans such that the percentage of health coverage premium revenue spent on health care medical costs and quality improvement expenses be at least 80% for individual and small group health coverage and 85% for large group coverage, with rebates to policyholders if the actual loss ratios fall below these minimums. Further, PPACA imposes new benefit mandates, including requiring preventative services and immunizations to be provided without cost-sharing.

Implementation of PPACA, particularly those provisions expanding health insurance coverage, could be delayed or even blocked due to court challenges and efforts to repeal or amend the law. Further, court challenges and legislative efforts could revise or eliminate all or portions of PPACA. More than 20 challenges to PPACA have been filed in federal courts. Some federal district courts have upheld the constitutionality of PPACA or dismissed the cases on procedural grounds. Others have held the requirement that individuals maintain health insurance or pay a penalty to be unconstitutional and have either found PPACA void in its entirety or left the remainder of the law intact. These lawsuits are subject to appeal, and it is unclear how federal lawsuits challenging the constitutionality of PPACA will be resolved or what the effect will be on any resulting changes to the law. For example, should the requirement that individuals maintain health insurance coverage ultimately be deemed unconstitutional but the prohibition on health plans excluding coverage due to pre-existing conditions be maintained, our business could be adversely affected. As a result of the mandated minimum loss ratios, states may request waivers to these requirements for the individual market if the insurance commissioner determines there is a reasonable likelihood that destabilization will occur when the MLR requirement is applied.

These or other changes could have a material adverse effect on our business operations and financial condition. In addition, several states are considering legislative proposals that could affect our ability to obtain appropriate premium rates and that would mandate certain benefits and forbid certain policy provisions, or otherwise materially adversely affect our business operations and financial condition.

Given the complexities of PPACA, the numerous regulations still to be issued that will detail its requirements, the lack of interpretive guidance and our inability to foresee how individuals and businesses will respond to the choices afforded them by the law, we cannot predict the full effect of PPACA on us at this time. We also cannot predict the changes that government authorities will approve in the future or assure you that those changes will not have an adverse affect on our business or results of operations.

We also may be subject to governmental investigations or inquiries from time to time. The existence of such investigations in our industry could negatively affect the market value of all companies in our industry. As a result of recent investigations, including audits, the Centers for Medicare and Medicaid Services (“CMS”) has imposed sanctions and fines including immediate suspension of all enrollment and marketing activities and civil monetary penalties on certain Medicare Advantage plans run by our competitors. In addition, suits may be brought by a private individual under a qui tam suit, or “whistleblower” suit; such whistleblower suits have resulted in significant settlements between governmental agencies and healthcare companies. When a private individual brings such a whistleblower suit, the defendant often will not be made aware of the lawsuit for many months or even years, until the government commences its own investigation or makes a determination as to whether it will intervene. The significant incentives and protections provided under the Dodd-Frank Wall Street Reform and Consumer Protection Act increase the risk that these whistleblower suits will become more frequent. Further, it is possible that governmental entities could directly initiate investigations or litigation involving our Company. Any governmental investigations of Coventry could have a material adverse effect on our financial condition, results of operations or business or result in significant liabilities to our Company, as well as adverse publicity.

We operate in a regulatory environment that may require us to participate in assessments under state insurance guaranty association laws. Life and health guaranty associations were created to protect state residents who are policyholders and beneficiaries of policies issued by a life or health insurance company of an insolvent insurance company. All insurance companies (with limited exceptions) licensed to write life and health insurance or annuities in a state are required to be members of the state’s life and health insurance guaranty association. If a member insurance company becomes insolvent, the state guaranty associations continue the coverage and pay the claims under the insolvent insurer’s policies and are entitled to the ongoing insurance premiums for those policies. Our exposure to guaranty fund assessments is based on our share of business we write in the relevant jurisdictions for certain obligations of insolvent insurance companies to policyholders and claimants. An insolvency of an insurance company could result in an assessment, which could have a material adverse effect on our financial position and results of operations.

We may be adversely affected by changes in government funding and various other risks associated with our participation in Medicare and Medicaid programs.

The federal government and many states from time to time consider altering the level of funding for government healthcare programs, including Medicare and Medicaid. The Deficit Reduction Act of 2006 included Medicaid cuts of approximately $4.8 billion over five years. State budget deficits could lead to changes in eligibility, coverage or other program changes in efforts to reduce Medicaid funding. The Medicare Improvements for Patients and Providers Act of 2008 reduced federal spending on the Medicare Advantage program by $48.7 billion over the 2008-2018 period. PPACA imposes additional cuts to the Medicare Advantage program of approximately $145 billion over ten years and subjects plans to fee adjustments based on whether the plans meet service benchmarks and their quality rankings. We cannot predict future Medicare or Medicaid funding levels or ensure that changes to Medicare or Medicaid funding will not have an adverse effect on our business or results of operations.

Additional risks associated with the Medicare Advantage and Medicare prescription drug plans include potential uncollectability of receivables resulting from processing and/or verifying enrollment, uncollectability of premiums from members, inadequacy of underwriting assumptions, inability to receive and process correct information (including inabilities due to systems issues by federal and state governments or us), increased medical or pharmaceutical costs, and the underlying seasonality of this business. If we are unable to maintain the administrative and operational capabilities to address the additional needs and increasing regulation of our Medicare programs, it could have a material adverse effect on our Medicare business and operating results.

In addition, if the cost or complexity of Medicare programs exceed our expectations or prevent effective program implementation, if the government alters or reduces funding of Medicare programs, if we fail to design and maintain programs that are attractive to Medicare participants or if we are not successful in winning contract renewals or new contracts during the competitive bidding process, our current Medicare business and our ability to expand our Medicare operations could be materially and adversely affected.

A reduction in the number of members in our health plans could adversely affect our results of operations.

A reduction in the number of members in our health plans could reduce revenues and adversely affect our results of operations. Factors that could contribute to the loss of membership include:

•	competition in premium or plan benefits from other health care benefit companies;

•	reductions in the number of employers offering health care coverage;

•	reductions in work force by existing customers;

•	adverse economic conditions;

•	our increases in premiums or benefit changes;

•	our exit from a market or the termination of a health plan;

•	legislative or regulatory changes that may affect our ability to maintain membership;

•	negative publicity and news coverage relating to our Company or the managed health care industry generally; and

•	catastrophic events, including natural disasters, epidemics, man-made catastrophes and other unforeseen occurrences.

Our growth strategy is dependent in part upon our ability to acquire additional managed care businesses and successfully integrate those businesses into our operations.

Part of our growth strategy is to grow through the acquisition of additional health plans and other managed care businesses. Historically, we have significantly increased our revenues through a number of acquisitions. We cannot assure you that we will be able to continue to locate suitable acquisition candidates, obtain required governmental approvals, successfully integrate the businesses we acquire and realize anticipated operational improvements and cost savings. The businesses we acquire also may not achieve our anticipated levels of profitability. Our future growth rate will be adversely affected if we are not able to successfully complete acquisitions. In such acquisitions, we may assume liabilities that could adversely affect our business. Additionally, we may issue stock in connection with such acquisitions, which would result in dilution to existing stockholders, or we could incur debt to finance such acquisitions.

Competition may limit our ability to attract new members or to increase or maintain our premium rates, which would adversely affect our results of operations.

We operate in a highly competitive environment that may affect our ability to attract new members and increase premium rates. We compete with other health plans for members. We believe the principal factors influencing the choice among health care options are:

•	price of benefits offered and cost and risk of alternatives such as self-insurance;

•	location and choice of health care providers;

•	quality of customer service;

•	comprehensiveness of coverage offered;

•	reputation for quality care;

•	financial stability of the plan; and

•	diversity of product offerings.

We compete with other managed care companies that may have broader geographical coverage, more established reputations in our markets, greater market share, larger contracting scale, lower costs and/or greater financial and other resources. We also may face increased rate competition from certain Blue Cross plan competitors that might be required by state regulation to reduce capital surpluses that may be deemed excessive. In addition, by 2014, PPACA, as enacted, will significantly expand Medicaid and require states to establish a health insurance exchange which may affect competition among health plans.

The non-renewal or termination of our government contracts or unsuccessful bids for business with government agencies could adversely affect our business, financial condition and results of operations.

Our contracts with state government programs are subject to renewal, termination and competitive bidding procedures. Certain health plans contract directly with the federal government, specifically the United States Office of Personnel Management (“OPM”). Our subcontracts to administer fee-for-service plans in the FEHBP are also tied to annual contracts held between the employee organizations that sponsor those plans and OPM. These contracts are subject to annual renewals.

If we are unable to renew or successfully re-bid for these and/or other of our state or federal contracts, or if such contracts were terminated or renewed on less favorable terms, our business, financial condition and results of operations could be adversely affected.

We depend on the services of non-exclusive independent agents and brokers to market our products to employers, and we cannot assure you that they will continue to market our products in the future.

We depend on the services of independent agents and brokers to market our managed care products and services, particularly to small employer group members. We do not have long term contracts with independent agents and brokers, who typically are not dedicated exclusively to us and frequently market the health care products of our competitors. Due to mandates imposed on our industry by PPACA, we must spend a certain percentage of every premium dollar on medical care. As a result, we may need to change our commission schedules in order to remain profitable. We face intense competition for the services and allegiance of independent agents and brokers, and we cannot assure you that agents and brokers will continue to market our products in a fair and consistent manner.

If we fail to obtain cost-effective agreements with a sufficient number of providers, we may experience higher medical costs and a decrease in our membership.

Our future results largely depend on our ability to enter into cost-effective agreements with hospitals, physicians and other health care providers. The terms of those provider contracts will have a material effect on our medical costs and our ability to control these costs. Our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will affect the relative attractiveness of our managed care products in those markets. In addition, our ability to contract at competitive rates with our PPO and workers’ compensation related providers will affect the attractiveness and profitability of our products in the national account, network rental and workers’ compensation businesses.

In some of our markets, there are large provider systems that have a major presence. Some of these large provider systems have operated their own health plans in the past or may choose to do so in the future. These provider systems could adversely affect our product offerings and results of operations if they refuse to contract with us, place us at a competitive disadvantage or use their market position to negotiate contracts that are less favorable to us. Provider agreements are subject to periodic renewal and renegotiation. We cannot assure you that these large provider systems will continue to contract with us or that they will contract with us on terms that are favorable to us.

Negative publicity regarding the managed health care industry generally, or our Company in particular, could adversely affect our results of operations or business.

Over the last several years, the managed health care industry has been subject to a significant amount of negative publicity. Negative publicity regarding the managed health care industry generally, or our Company in particular, may result in increased regulation and legislative review of industry practices, further increasing our costs of doing business and adversely affecting our results of operations by:

•	requiring us to change our products and services;

•	increasing the regulatory burdens under which we operate; or

•	adversely affecting our ability to market our products or services to employers, individuals or other customers.

Negative publicity relating to our Company also may adversely affect our ability to attract and retain members.

The failure to effectively protect, maintain and develop our information technology systems could adversely affect our business and results of operations.

We depend on our information technology systems for timely and accurate information. Our ability to adequately price our products and services, provide effective and efficient service to our customers, and report our financial results timely and accurately depends significantly on the integrity of the data in our information technology systems. Our information technology systems require an ongoing commitment of significant resources to protect, maintain and enhance existing systems and develop and integrate new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and changing customer preferences.

There can be no assurance that our process of protecting, maintaining and enhancing existing systems, developing and integrating new systems and improving service levels will not be delayed, disrupted or adversely affected by internal or external factors, or that additional systems issues will not arise in the future. If the information we rely upon to run our businesses is found to be inaccurate or unreliable or if we fail to protect, maintain, enhance or develop our information technology systems effectively, we could:

•	lose existing customers;

•	have difficulty attracting new customers;

•	have problems in determining medical cost estimates and establishing appropriate pricing and reserves;

•	have difficulty preventing, detecting and controlling fraud;

•	have disputes with customers, physicians and other health care professionals;

•	have regulatory sanctions or penalties imposed;

•	have disruptions in our business operations;

•	have increases in administrative costs; or

•	suffer other adverse consequences.

In addition, we may from time to time contract and obtain significant portions of our systems-related or other services or facilities from independent third parties. This dependence makes our operations vulnerable to such independent third parties’ failure to perform adequately under the contract. The failure by an independent third party to perform could adversely affect our operations and hinder our ability to effectively maintain and use our information technology systems.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies which could have adverse findings that may negatively affect our business.

We contract with various federal and state governmental agencies to provide managed health care services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

•	refunding of amounts we have been paid pursuant to our government contracts;

•	imposition of fines, penalties and other sanctions on us;

•	loss of our right to participate in various federal programs;

•	damage to our reputation in various markets;

•	increased difficulty in selling our products and services; and

•	loss of one or more of our licenses to act as an insurer or HMO or to otherwise provide a service.

CMS periodically performs risk adjustment data validation (“RADV”) audits and may seek return of premium payments made to our Company if risk adjustment factors are not properly supported by medical record data. We estimate and record reserves for CMS audits based on information available at the time the estimates are made. The judgments and uncertainties affecting the application of these policies include significant estimates related to the amount of hierarchical condition category revenue subject to audit and anticipated error rates. Although our Company maintains reserves for its exposure to the RADV audits, actual results could differ materially from those estimates. Accordingly, CMS RADV audit results could have a material adverse effect on our financial position, results of operations and cash flows.

We are subject to litigation, including litigation based on new or evolving legal theories that could adversely affect our results of operations.

Due to the nature of our business, we are subject to a variety of legal actions relating to our business operations including claims relating to:

•	our denial of non-covered benefits;

•	vicarious liability for medical malpractice claims filed against our providers;

•	disputes with our providers alleging violations under the Racketeer Influenced and Corrupt Organizations Act as well as antitrust violations;

•	disputes with our providers over reimbursement and termination of provider contracts;

•	disputes related to our non-risk business, including actions alleging breach of fiduciary duties, claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements;

•	disputes over our co-payment calculations;

•	customer audits of our compliance with our plan obligations; and

•	disputes over payments for out-of-network benefits.

We describe certain litigation to which we are or have been a party in Note L, Commitments and Contingencies, to the consolidated financial statements filed with our Annual Report on Form 10-K for the year ended December 31, 2010 and in Note E, Contingencies, to the unaudited condensed consolidated financial statements filed with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which are incorporated herein by reference. In addition, plaintiffs continue to bring new types of legal claims against managed care companies and companies that own and operate workers compensation providor networks. Recent court decisions and legislative activity increase our exposure to these types of claims. In some cases, plaintiffs may seek class action status and substantial economic, non-economic or punitive damages. The loss of even one of these claims, if it resulted in a significant damage award, could have an adverse effect on our financial condition or results of operations. In the event a plaintiff was to obtain a significant damage award it may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their effect may be on the industry in general or on us in particular.

We have, and expect to maintain, liability insurance coverage for some of the potential legal liabilities we may incur. Currently, professional errors and omissions liability and employment practices liability insurance is covered through our captive subsidiary. Potential liabilities that we incur may not be covered by insurance. Further, our insurers may dispute coverage or be unable to meet their obligations, or the amount of our insurance coverage may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future or that insurance coverage will continue to be available on a cost effective basis, if at all.

Our results of operations and stockholders’ equity could be materially adversely affected if we have an impairment of our intangible assets.

Due largely to our past acquisitions, goodwill and other intangible assets represent a substantial portion of our total assets, as described in Note A, Organization and Summary of Significant Accounting Policies to the consolidated financial statements, and Note E, Goodwill and Other Intangible Assets to the consolidated financial statements, of our Annual Report on Form 10-K for the year ended December 31, 2010 and Note A, Basis of Presentation and Significant Accounting Policies, to the unaudited condensed consolidated financial statements, of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which are incorporated herein by reference. In accordance with applicable accounting standards, we perform periodic assessments of our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to earnings may be necessary. This impairment testing requires us to make assumptions and judgments regarding the estimated fair value of our reporting units. Fair value is calculated using a blend of a projected income and market value approach. Estimated fair values developed based on our assumptions and judgments might be significantly different if other assumptions and estimates were to be used. Any future evaluations requiring an asset impairment of our goodwill and other intangible assets could materially affect our results of operations and shareholders’ equity in the period in which the impairment occurs.

Risks related to the notes

We may be unable to generate the cash flow to service our debt obligations, including the notes.

We cannot assure you that our future cash flow will be sufficient to allow us to meet our payment obligations on our debt, including the notes. Our ability to generate cash flow from operations to make scheduled payments on our debt, including the notes, will depend on our future financial and operating performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, such as general economic and financial conditions in the managed health care industry, legislative or regulatory developments, downturns in the economy in general or the initiatives of our competitors. Our ability to generate cash flow to meet our payment obligations under our debt, including the notes, may also depend on our successful implementation of our operating and growth strategies. We cannot assure you that we will be able to implement our strategies or that the anticipated results of our strategies will be realized. If we do not generate sufficient cash flow to satisfy our obligations under our debt, including the notes, we may have to seek additional capital or undertake alternative financing plans, such as refinancing or restructuring our debt, or selling assets. Any of these actions could result in unanticipated costs, disrupt the implementation of our business or otherwise hinder our performance. Moreover, we may not be able to take any of these actions on commercially reasonable terms, or at all. Our inability to generate sufficient cash flow or to raise additional capital in order to satisfy our obligations under our debt, including the notes, or to refinance them on commercially reasonable terms would have a material adverse effect on our business, financial condition and results of operations.

Our holding company structure and the laws and regulations applicable to our business limit our ability to access the cash flow of our regulated subsidiaries, and the notes will be effectively subordinated to the debt and other obligations of our subsidiaries.

The notes are obligations exclusively of Coventry Health Care, Inc. Coventry is a holding company, and substantially all of its operations are conducted through its subsidiaries. As a result, Coventry’s cash flow and ability to make payments on the notes will depend upon the ability of its subsidiaries to make cash payments to it. Coventry’s subsidiaries have no obligation to pay any amounts due on the notes or to provide Coventry with funds for the payment of its obligations. The ability of Coventry’s HMO and insurance company subsidiaries (which together account for a significant portion of our revenues) to pay dividends or make other distributions to Coventry is restricted by state insurance holding company laws and regulations. These laws and regulations may require these subsidiaries to obtain regulatory approval or give notice to regulators prior to paying dividends to Coventry. In addition, these subsidiaries are subject to state-imposed risk-based or other net worth-based capital requirements which effectively limit the amount of funds these subsidiaries have available to distribute to Coventry to make payments on our debt, including the notes. Moreover, as a result of these capital requirements or other agreements that Coventry may enter into with state regulators, Coventry may be required to make contributions to its subsidiaries to enable them to meet their capital requirements, thereby further limiting the funds Coventry may have to make payments on our debt, including the notes. In addition, Coventry’s other subsidiaries may be limited by law or contract from paying dividends, or making other distributions, to Coventry. For a further discussion of the restrictions on the ability of our subsidiaries to make dividends or other distributions and the risk-based and other statutory capital requirements applicable to them, see “Business—Government Regulation—State Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2010 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which are incorporated herein by reference. Coventry’s right as an equity holder of its subsidiaries to receive any assets of any of the subsidiaries, upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, and to that subsidiary’s preferred stockholders, if any.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

After giving pro forma effect to the issuance of the notes and the repayment of certain debt, as of March 31, 2011, we would have had approximately $1.819 billion of total indebtedness, of which approximately, $600 million would have consisted of the notes offered hereby and $1.219 billion would have consisted of our existing senior notes.

Our substantial indebtedness could have important consequences to you, including the following:

•	it may be more difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt, including the notes;

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow to pay principal, premium, if any, and interest on the notes and other indebtedness which will reduce the funds available to us for other purposes;

•	our existing senior notes and credit facility contain certain covenants and restrictions which could limit our ability to incur additional debt;

•	we are more vulnerable to economic downturns and adverse industry conditions; and

•	our ability to capitalize on business opportunities and to react to competitive pressures as compared to our competitors may be compromised due to our substantial level of indebtedness.

Despite our current indebtedness level, we may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future. The terms of the indentures governing the notes and our existing senior notes and the credit agreement governing our existing credit facilities will not fully prohibit us from doing so. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us. If new debt is added to our current debt levels, the related risks that we now face could intensify.

The indentures governing our existing senior notes and the notes and the credit agreement governing our existing credit facilities impose restrictions on our business and operations. These restrictions limit our ability to, among other things:

•	incur additional debt;

•	pay dividends or make other restricted payments;

•	create or permit certain liens on our assets, including the common stock of our subsidiaries;

•	sell assets;

•	create or permit restrictions on the ability of certain of our restricted subsidiaries to pay dividends or make other distributions to us;

•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions; and

•	consolidate or merge with or into other companies or sell all or substantially all of our assets.

Furthermore, all of our indebtedness under our existing credit facilities bears interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial indebtedness would intensify.

We may not be able to satisfy our obligations to holders of the notes and our existing senior notes or our obligations under our existing credit facilities upon a change of control.

In the event of a change of control or a change of control triggering event (as defined in the indentures governing our existing senior notes), we will be required, subject to certain conditions, to offer to purchase all of our existing senior notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. In the event of a change of control triggering event, as described under “Description of notes—Change of Control Triggering Event,” we will be required, subject to certain conditions, to offer to purchase all of the notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. The terms of our existing credit facilities may require, and other financing arrangements may require, repayment of amounts outstanding in the event of a change of control and limit our ability to fund the repurchase of your notes in certain circumstances. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes or that restrictions in our existing credit facilities may not allow such repurchases. Our failure to purchase our existing senior notes and the notes would be a default under the indentures governing our existing senior notes and the notes. Even if we are able to repurchase our existing senior notes and the notes in the event of a change of control or a change of control triggering event, the use of our cash resources to complete the repurchase may have a material adverse effect on our financial condition and results of operations.

An active trading market for the notes may not develop, which could make it more difficult for holders of the notes to sell their notes or result in a lower price at which holders would be able to sell their notes or both.

There is currently no established trading market for the notes, and there can be no assurance as to the liquidity of any markets that may develop for the notes, the ability of the holders of the notes to sell their notes or the price at which such holders would be able to sell their notes. If such a market were to exist, the notes could trade at prices that may be lower than the initial market values of the notes depending on many factors, including prevailing interest rates and our business performance. In addition, we do not intend to list the notes on any securities exchange or any automated quotation system. Certain of the underwriters have advised us that they currently intend to make a market in the notes after the consummation of this offering, as permitted by applicable laws and regulations. However, none of the underwriters are obligated to do so, and any market making with respect to the notes may be discontinued at any time without notice. See “Underwriting.”

Forward-looking statements

This prospectus contains forward-looking statements which are subject to risks and uncertainties in accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically include assumptions, estimates or descriptions of our future plans, strategies and expectations and are generally identifiable by the use of the words “anticipate,” “will,” “believe,” “estimate,” “expect,” “intend,” “seek” or other similar expressions. Examples of these include discussions regarding our operating and growth strategy, projections of revenue, income or loss and future operations.

These forward-looking statements may be affected by a number of factors, including, but not limited to, the “Risk factors” contained in this prospectus and those contained in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which are incorporated herein by reference. Actual operations and results may differ materially from those expressed in our Annual Report on Form 10-K for the year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. Among the factors that may materially affect our business, operations or financial condition are:

•	the ability to accurately estimate and control future health care costs;

•	the ability to increase premiums to offset increases in our health care costs; general economic conditions and disruptions in the financial markets;

•	changes in laws or regulations or government investigations;

•	changes in government funding and various other risks associated with our participation in Medicare and Medicaid programs;

•	a reduction in the number of members in our health plans;

•	the ability to acquire additional managed care business and to successfully integrate acquired businesses into our operations;

•	an ability to attract new members or to increase or maintain our premium rates;

•	the non-renewal or termination of our government contracts or unsuccessful bids for business with government agencies;

•	failure of our independent agents and brokers to continue to market our products to employers;

•	a failure to obtain cost-effective agreements with a sufficient number of providers that could result in higher medical costs and a decrease in our membership;

•	negative publicity regarding the managed health care industry generally or our Company in particular;

•	a failure to effectively protect, maintain and develop our information technology systems;

•	periodic reviews, audits and investigations under our contracts with federal and state government agencies;

•	litigation including litigation based on new or evolving legal theories;

•	our indebtedness, which imposes certain restrictions on our business and operations;

•	an inability to generate sufficient cash to service our indebtedness; a substantial amount of our cash flow is generated by regulated subsidiaries; and

•	an impairment of our intangible assets. Except as required by applicable laws, we assume no obligation to update any forward-looking statements should circumstances change.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $593,535,000, after giving effect to estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering for the repayment, redemption or repurchase of our existing debt and other general corporate purposes. We intend to repay indebtedness under our revolving credit facility that is scheduled to mature on July 11, 2012 and bears interest at a rate per annum equal to the base rate of Citibank, N.A. or one, two, three or six (and, if approved by the Lenders, nine or twelve) month LIBOR plus an applicable margin, as selected by us. The applicable margin for LIBOR advances depends on our debt ratings and varies from 0.350% to 1.000%. The amount outstanding under our revolving credit facility as of March 31, 2011 was $380 million. The interest rate under our revolving credit facility as of March 31, 2011 was 0.81%. Affiliates of certain of the underwriters are lenders under our revolving credit facility as more fully described in “Underwriting—Conflicts of interest,” and as a result will receive a portion of the net proceeds from this offering.

Ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

						For the quarter
	Year ended December 31,					ended March 31,
	2006	2007	2008	2009	2010	2011

Ratio of earnings to fixed charges	15.9	11.5	6.3	6.2	8.5	8.5

For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, plus fixed charges, excluding capitalized interest, plus amortization of capitalized interest. Fixed charges are defined as interest expensed and capitalized, plus amortization of premiums, discounts and capitalized expenses related to indebtedness.

Capitalization

The following table sets forth our cash and investments and capitalization as of March 31, 2011:

•	on an actual basis; and

•	as adjusted to reflect the issuance of the notes.

You should read the information in this table in conjunction with “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the period ended March 31, 2011, which are incorporated herein by reference.

	As of March 31, 2011
		As
(dollars in thousands)	Actual	adjusted

Total cash and investments	$4,016,576	$4,230,082

Total debt:
Existing credit facilities	380,029	–
5 7/8% Senior Notes due 2012	233,903	233,903
6.30% Senior Notes due 2014, net of unamortized discount	374,321	374,321
6 1/8% Senior Notes due 2015	228,845	228,845
5.95% Senior Notes due 2017, net of unamortized discount	382,390	382,390
5.450% Senior Notes due 2021 offered hereby(1)	–	600,000

Total debt	1,599,488	1,819,459
Stockholders’ equity:
Common stock, $.01 par value, 570,000 shares authorized 191,939 issued and 148,225 outstanding	1,919	1,919
Treasury stock, at cost, 43,714 shares	(1,317,840)	(1,317,840)
Additional paid-in capital	1,801,123	1,801,123
Accumulated other comprehensive income	34,602	34,602
Retained earnings	3,750,034	3,750,034

Total stockholders’ equity	4,269,838	4,269,838

Total capitalization	$5,869,326	$6,089,297

(1)	Excludes an unamortized discount of $1,200.

Description of notes

The following description is a summary of the material provisions of the notes and the indenture under which the notes are to be issued. This description does not describe every aspect of the notes or the indenture. You must look to the indenture for the most complete description of what we describe in summary form in this prospectus. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as indicated under “Where you can find more information.”

In this description of notes, “we,” “us” and similar words refer only to Coventry Health Care, Inc. and not to any of its subsidiaries.

The notes will be issued under an indenture dated as of March 20, 2007, between us and The Bank of New York Mellon Trust Company, N.A. (successor to The Bank of New York, N.A.), as trustee, as supplemented by the First Supplemental Indenture, dated as of August 27, 2007, between us and Union Bank, National Association (successor to Union Bank of California, N.A.) as trustee, and further supplemented by the second supplemental indenture to be dated as of June 7, 2011, between us and Union Bank, National Association, as trustee for the notes, and as supplemented by an officers’ certificate to be dated June 7, 2011 setting for the terms and conditions of the notes. We refer to the indenture, as supplemented by the first supplemental indenture, the second supplemental indenture and the officers’ certificate as the indenture.

General

The notes:

•	will be our senior unsecured obligations;

•	will constitute a series of debt securities issued under the indenture and will initially be limited to an aggregate principal amount of $600,000,000;

•	will mature on June 15, 2021;

•	will be subject to earlier redemption at the option of the issuer as described under “—Optional redemption;”

•	will not have the benefit of any sinking fund;

•	will be issued in denominations of $2,000 and in integral multiples of $1,000 in excess thereof; and

•	will be represented by one or more registered notes in global form, but in certain limited circumstances maybe represented by notes in certificated form. See “—Book-entry issuance.”

Interest on the notes will:

•	accrue at the rate of 5.450% per annum;

•	accrue from June 7, 2011 or the most recent interest payment date on which interest was paid;

•	be payable in cash semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2011;

•	be payable to the holders of record on the June 1 and December 1 immediately preceding the related interest payment date; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date or maturity date falls on a day that is not a business day, the required payment of principal or interest will be made on the next business day as if made on the date that payment was due, and no interest will accrue on that payment for the period from and after the interest payment date or maturity date, as the case may be, to the date of the payment on the next business day.

Additional issuances

We may from time to time, without the consent of existing holders, create and issue additional notes having the same terms and conditions as the notes in all respects, except for issue date, issue price and, if applicable, the first payment of interest on the additional notes. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes.

Ranking

The notes will be our senior and unsecured indebtedness and will rank equally with all of our other existing and future senior and unsecured indebtedness. The notes will effectively rank junior to any of our existing and future secured indebtedness to the extent of the assets securing that indebtedness and to all indebtedness and other liabilities of our subsidiaries. Indebtedness of our subsidiaries and obligations and liabilities of our subsidiaries are structurally senior to the notes since, in the event of our bankruptcy, liquidation, dissolution, reorganization or other winding up, the assets of our subsidiaries will be available to pay the notes only after the subsidiaries’ indebtedness and obligations and liabilities are paid in full. Because we generally stand as an equity holder, rather than a creditor, of our subsidiaries, creditors of those subsidiaries will have their debt satisfied out of the subsidiaries’ assets before our creditors, including the noteholders. Because our operations are and will be conducted by our subsidiaries, these subsidiaries have incurred and will continue to incur significant obligations and liabilities.

Exchange and transfer

You may exchange or transfer the notes in accordance with the indenture. You will not be required to pay a service charge to exchange or transfer the notes, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The exchange or transfer will only be made if the transfer agent is satisfied with your proof of ownership. See “—Book-entry issuance.”

Paying and paying agents

We will pay interest, principal and any other money due on the notes at the corporate trust office of the trustee. We may also choose to pay interest by mailing checks or making wire transfers. Regardless of who acts as the paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to note holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. We may also choose to act as our own paying agent. We must notify you of changes in identities of the paying agents for the notes.

Optional redemption

The notes will be redeemable, at our option, at any time in whole, or from time to time in part. If the notes are redeemed before March 15, 2021 (three months prior to the maturity date of the notes), the notes will be redeemed at a price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments on the notes to be redeemed consisting of principal and interest, exclusive of interest accrued to the date of redemption, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 37.5 basis points.

If the notes are redeemed on or after March 15, 2021 (three months prior to the maturity date of the notes), the notes will be redeemed at a price equal to 100% of the principal amount of the notes.

The redemption price of the notes will include, in each case, accrued interest on the notes being redeemed to the date of redemption.

The notes called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. The notice of redemption for the notes will state the amount to be redeemed. On and after the redemption date, interest will cease to accrue on any notes that are redeemed. If less than all the notes are redeemed at any time, the trustee will select notes on a pro rata basis or by any other method the trustee deems fair and appropriate.

For purposes of determining the optional redemption price, the following definitions are applicable:

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the notes.

“Comparable Treasury Price” means, with respect to any redemption date:

the average of the bid and the asked prices for the Comparable Treasury Issue, expressed as a percentage of its principal amount, at 4:00 p.m. on the third business day preceding that redemption date, as set forth on “Telerate Page 500,” or such other page as may replace Telerate Page 500; or

if Telerate Page 500, or any successor page, is not displayed or does not contain bid and/or asked prices for the Comparable Treasury Issue at that time, the average of the Reference Treasury Dealer Quotations obtained by us for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or, if we are unable to obtain at least four such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by us.

“Independent Investment Banker” means either Citigroup Global Markets Inc., J.P. Morgan Securities LLC or Merrill Lynch, Pierce, Fenner & Smith Incorporated, as selected by us or, if such firms are unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Reference Treasury Dealer” means Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors and at least two other primary U.S. government securities dealers in New York City (each, a “Primary Treasury Dealer”) selected by the Independent Investment Banker; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the notes, an average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue for the notes, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

“Treasury Yield” means, with respect to any redemption date applicable to the notes, the rate per annum equal to the semiannual equivalent yield to maturity, computed as of the third business day immediately preceding the redemption date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the applicable Comparable Treasury Price for the redemption date.

Except as set forth above, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.

Change of Control Triggering Event

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes as described above, you will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of your notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, we will offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will mail a notice to you describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the

Change of Control Triggering Event provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Triggering Event provisions of the indenture by virtue of such conflicts.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee for cancellation the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

For purposes of the foregoing discussion of a repurchase at the option of holders upon the occurrence of a Change of Control Triggering Event, the following definitions are applicable:

“Below Investment Grade Rating Event” means the rating on the notes is lowered by each of the Rating Agencies and the notes are rated below an Investment Grade Rating by each of the Rating Agencies, in either case on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies).

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible into such equity.

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and of our subsidiaries’ properties or assets taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than us or one of our subsidiaries; (2) the adoption of a plan relating to our liquidation or dissolution; (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of our Voting Stock; or (4) the first day on which a majority of the members of our board of directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Director” means, as of any date of determination, any member of our board of directors who (1) was a member of our board of directors on the date of the issuance of the notes; or (2) was nominated for election or elected to our board of directors with the approval of a majority of the Continuing Directors who were members of our board of directors at the time of such nomination or election.

“Fitch” means Fitch Ratings, Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P and BBB- (or the equivalent) by Fitch.

“Moody’s” means Moody’s Investors Service, Inc.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Rating Agencies” means (1) each of Moody’s, S&P and Fitch; and (2) if any or all of Moody’s, S&P or Fitch ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s, S&P or Fitch or all of them, as the case may be.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable.

Covenants

We will not be restricted by the indenture from incurring any type of indebtedness or other obligation, paying dividends or making distributions on our capital stock, or purchasing or redeeming our capital stock. The indenture will not require the maintenance of any financial ratios or specified levels of net worth or liquidity.

Limitation on Liens. The indenture will provide that we will not, and will not permit any of our Principal Subsidiaries to, issue, assume, incur or guarantee any indebtedness for borrowed money secured by a lien, which includes any mortgage, pledge, lien or other encumbrance, directly or indirectly, on any of the Common Stock of a Principal Subsidiary owned by us or any of our Principal Subsidiaries, unless our obligations under the notes and, if we so elect, any other indebtedness of us, ranking on a parity with, or prior to, the notes, shall be secured equally and ratably with, or prior to, such secured indebtedness for borrowed money so long as it is outstanding and is so secured. The foregoing limitation on liens will not apply to any lien upon the Common Stock of any Principal Subsidiary existing at the time such entity becomes a Principal Subsidiary if the aggregate amount of all indebtedness for money borrowed then outstanding and secured by the lien and all similar liens does not exceed 10% of Consolidated Net Worth of Coventry Health Care, Inc. and its subsidiaries as of the most recent quarterly consolidated balance sheet of Coventry Health Care, Inc. and its subsidiaries.

Merger, Consolidation or Sale of Assets. The indenture will provide that we may not consolidate with or merge with or into, or sell, lease or convey all or substantially all of our assets to, another person unless:

•	either we are the resulting, surviving or transferee person, which is referred to as the “successor”, or the successor is a person organized under the laws of the United States, any state thereof or the District of Columbia;

•	the successor (if other than us) expressly assumes by supplemental indenture all of our obligations under the indenture and the notes; and

•	immediately after giving effect to the transaction no event of default, or event which with notice or lapse of time would be an event of default, has occurred and is continuing.

The successor will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. Thereafter, the successor may exercise the rights and powers of the issuer under the indenture.

For purpose of the above covenants and “—Events of default” below, the following definitions apply:

“Common Stock” means, with respect to any Principal Subsidiary, capital stock of any class, however designated, except capital stock which is non-participating beyond fixed dividend and liquidation preferences and the holders of which have either no voting rights or limited voting rights entitling them, only in the case of certain contingencies, to elect less than a majority of the directors (or persons performing similar functions) of such Principal Subsidiary, and also includes securities of any class, however designated, which are convertible into Common Stock.

“Consolidated Net Worth” means, with respect to any person as of any date, the sum of:

•	the consolidated equity of the common shareholders of a person and its consolidated subsidiaries as of a particular date; plus

•	the respective amounts reported on a person’s balance sheet as of a particular date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in the year of declaration and payment, but only to the extent of any cash received by a person upon issuance of the preferred stock; less

•	all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of the business), subsequent to the date of the senior indenture, in the book value of any asset owned by a person or a consolidated subsidiary of that person; and

•	all unamortized debt discount and expense and unamortized deferred charges as of a particular date,

all of the foregoing determined in accordance with generally accepted accounting principles in the United States.

“Disqualified Stock” means any capital stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event:

•	matures; or

•	is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise; or

•	is redeemable at the option of the holder of the capital stock,

in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature.

“Principal Subsidiary” means a consolidated subsidiary of ours that, as of the relevant time of the determination, is a “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X of the Securities and Exchange Commission (as that Rule is in effect on the date of this prospectus without giving effect to any further amendment of that Rule).

Events of default

Each of the following will be an event of default under the indenture:

(1) default in any payment of interest on any note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any note when due at its stated maturity, upon optional redemption, upon declaration or otherwise;

(3) our failure, after notice, to comply within 60 days with any of our other agreements contained in the indenture applicable to the notes;

(4) (A) our failure or the failure of any of our subsidiaries to pay indebtedness for money we borrowed or any of our subsidiaries borrowed in an aggregate principal amount of at least $50,000,000, at the later of final maturity and the expiration of any related applicable grace period and such defaulted payment shall not have been made, waived or extended within 30 days after notice or (B) acceleration of the maturity of indebtedness for money we borrowed or any of our subsidiaries borrowed in an aggregate principal amount of at least $50,000,000, if that acceleration results from a default under the instrument giving rise to or securing such indebtedness for money borrowed and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days after notice; or

(5) certain events of bankruptcy, insolvency or reorganization for us or any of our Principal Subsidiaries.

A default under clause (3) or (4) of this paragraph will not constitute an event of default until the trustee or the holders of at least 25% in principal amount of the outstanding notes notify us of the default and such default is not cured within the time specified in clause (3) or (4) of this paragraph after receipt of such notice.

If an event of default (other than an event of default referred to in clause (5) above with respect to us or any of our Principal Subsidiaries) occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee may, and the trustee at the request of such holders shall, declare the principal of and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. If an event of default referred to in clause (5) above occurs with respect to us or any of our Principal Subsidiaries and is continuing, the principal of and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders.

In order for holders of the notes to initiate proceedings for a remedy under the indenture (other than with respect to an event of default referred to in clause (5) above with respect to us or any of our Principal Subsidiaries), holders of at least 25% in principal amount of the notes must first give notice to us as provided above, must request that the trustee initiate a proceeding in its own name and must offer the trustee reasonable indemnity against costs and liabilities. If the trustee still refuses for 60 days to initiate the proceeding, and no inconsistent direction has been given to the trustee by holders of a majority of the notes, the holders may initiate a proceeding as long as they do not adversely affect the rights of any other holders of notes. However, any holder is entitled at any time to bring a lawsuit for payment of money due on the notes on or after the due date.

The holders of a majority in principal amount of the outstanding notes may rescind a declaration of acceleration if all events of default, besides the failure to pay principal or interest due solely because of the declaration of acceleration, have been cured or waived.

If we default on the payment of any installment of interest and fail to cure the default within 30 days, or if we default on the payment of principal when it becomes due, then the trustee may require us to pay all amounts due to the trustee, with interest on the overdue principal or interest payments, in addition to the expenses of collection.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of (or premium, if any), or interest on, any note, the trustee may withhold notice if the trustee determines that withholding notice is in the best interests of the holders.

The holders of a majority in principal amount of the outstanding notes may waive any past default or event of default except for a default in the payment of principal of or interest on the notes or a default relating to a provision that cannot be amended without the consent of each affected holder.

Modification or waiver

There are three types of changes we can make to the indenture.

Changes Requiring Noteholder Approval. Certain changes cannot be made to the indenture or the notes without approval of each affected noteholder, including the following:

•	reducing the principal or any premium or changing the stated final maturity of the notes;

•	reducing the rate of, or changing the time for, payment of interest on the notes;

•	making the principal, premium or interest payable in a currency other than United States dollars or changing the place of payment;

•	modifying the right of any noteholder to receive or sue for payment of principal, premium or interest that would be due and payable at the maturity of the notes;

•	expressly subordinating the notes to other indebtedness of ours; or

•	reducing the principal amount of the notes whose holders must consent to supplement the indenture or to waive any of its provisions.

Changes Requiring a Majority Vote of the Noteholders. Other than as set forth above, the indenture and the notes can generally be amended by a vote in favor by holders owning a majority of the outstanding principal amount of the notes. In the event that more than one series of notes issued under the indenture is affected by the amendment, separate votes will be needed for each series even if they are affected in the same way.

Changes Not Requiring Approval. From time to time, we and the trustee may, without the consent of the noteholders, amend either the indenture or the notes for specified purposes, including to:

•	reflect that a successor has succeeded us and has assumed our covenants and obligations under the notes and the indenture;

•	add further covenants for the benefit of the noteholders or surrender any right or power conferred on us;

•	add any additional event of default;

•	pledge property to the trustee as security for the notes;

•	add guarantees with respect to the notes;

•	change the trustee or provide for an additional trustee;

•	modify the indenture in order to continue its qualification under the Trust Indenture Act of 1939 or as may be necessary or desirable in accordance with amendments of that act;

•	issue and establish the form and terms and conditions of other series of debt securities as provided in the indenture; or

•	cure any ambiguity, mistake or inconsistency in the indenture or in the notes or make any other provisions with respect to matters or questions arising under the indenture, as long as the interests of the noteholders are not adversely affected in any material respect.

Satisfaction and discharge

The indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the indenture, with respect to the notes when certain specified conditions have been satisfied, including the following:

•	all notes not previously delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity or on a redemption date within one year;

•	we deposit with the trustee, in trust, funds sufficient to pay the entire indebtedness on the notes that had not been previously delivered for cancellation, for the principal and interest to the date of the deposit, in the case of notes that have become due and payable, or to the stated maturity or the redemption date, if earlier, in the case of other notes;

•	we have paid or caused to be paid all other sums payable under the indenture in respect of the notes; and

•	we have delivered to the trustee an officer’s certificate and opinion of counsel, each stating that all these conditions have been complied with.

We will remain obligated to provide for registration of transfer and exchange and to provide notices of redemption.

Defeasance

At our option, we can terminate all of our obligations with respect to certain covenants under the indenture with respect to the notes, other than the obligation to pay principal, any premium and interest on the notes and other specified obligations, at any time by:

•	depositing money or United States government obligations with the trustee in an amount sufficient to pay the principal, any premium and interest on the notes to their maturity; and

•	complying with other specified conditions, including delivery to the trustee of an opinion of counsel to the effect that noteholders will not recognize income, gain or loss for United States federal income tax purposes as a result of our defeasance.

In addition, we can terminate all of our obligations under the indenture with respect to the notes, including the obligation to pay principal, any premium and interest on the notes, at any time by:

•	depositing money or United States government obligations with the trustee in an amount sufficient to pay the principal, any premium and interest on the notes to their maturity; and

•	complying with other specified conditions, including delivery to the trustee of an opinion of counsel stating that there has been a ruling by the Internal Revenue Service, or a change in the United States federal tax law since the date of the indenture, to the effect that noteholders will not recognize income, gain or loss for United States federal income tax purposes as a result of our defeasance.

Book-entry issuance

The notes will be represented by one or more global notes that will be deposited with and registered in the name of The Depository Trust Company, or DTC, or its nominee. We will not issue certificated notes to you, except in the limited circumstances described below. Each global note will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its own clients. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred. DTC, its nominees and their successors may, however, transfer a global note as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee.

Beneficial interests in a global note will be shown on, and transfers of beneficial interests in the global note will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This book-entry system eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc.

When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC’s records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants’ records. DTC will have no knowledge of your individual ownership of the notes. DTC’s records will show only the identity of the direct participants and the principal amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of each global note for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global note to you or any other beneficial owners in that global note.

It is DTC’s current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants’ accounts on the payment date based on their holdings. In addition, it is DTC’s current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or our Company.

Notes represented by one or more global notes will be exchangeable for certificated notes with the same terms in authorized denominations only if:

•	DTC is unwilling or unable to continue as a depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 90 days;

•	an event of default occurs and is continuing in respect of the notes; or

•	we decide to discontinue the book-entry system.

If a global note is exchanged for certificated notes, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures regarding those certificated notes.

Euroclear and Clearstream

Links have been established among DTC, Clearstream Banking S.A., or Clearstream, and Euroclear Bank S.A./N.V., or Euroclear, which are two European book-entry depositaries similar to DTC, to facilitate the initial issuance of notes sold outside the United States and cross-market transfers of the notes associated with secondary market trading.

Noteholders may hold their notes through the accounts maintained by Euroclear or Clearstream in DTC only if they are participants of those systems, or indirectly through organizations which are participants in those systems.

Euroclear and Clearstream will hold omnibus book-entry positions on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries, which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of DTC. All securities in Euroclear and Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

Transfers of notes by persons holding through Euroclear or Clearstream participants will be effected through DTC, in accordance with DTC rules, on behalf of the relevant European international clearing system by its depositaries; however, such transactions will require delivery of exercise instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the exercise meets its requirements, deliver instructions to its depositaries to take action to effect exercise of the notes on its behalf by delivering notes through DTC and receiving payment in accordance with its normal procedures for next-day funds settlement. Payments with respect to the notes held through Euroclear and Clearstream will be credited to the cash accounts of Euroclear participants or Clearstream participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositaries.

All information in this prospectus on Euroclear and Clearstream is derived from Euroclear or Clearstream, as the case may be, and reflects the policies of such organizations. These organizations may change these policies without notice.

Concerning the trustee

Union Bank, National Association, is the trustee under the indenture governing the notes offered hereby. Union Bank, National Association, has been appointed as registrar and paying agent with regard to the notes.

The indenture provides that, except during the continuance of an event of default under the indenture, the trustee under the indenture will perform only those duties as are specifically set forth in the indenture. Under the indenture, the holders of a majority in outstanding principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding or exercising any remedy available to the trustee under the indenture with respect to the notes, subject to some exceptions. If an event of default has occurred and is continuing, the trustee under the indenture will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of that person’s own affairs.

Each year we must furnish to the trustee a written statement of some of our officers that, to their knowledge, we are in compliance with the indenture and the notes, or otherwise specifying any default.

The trustee may resign or be removed and a successor trustee may be appointed to act with respect to the notes.

Governing law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain United States federal income tax consequences

The following discussion is a summary of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the U.S. Treasury (the “Treasury Regulations”), rulings and pronouncements issued by the Internal Revenue Service (the “IRS”), and judicial decisions, all as of the date hereof and all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	holders subject to the alternative minimum tax;

•	dealers in securities or currencies;

•	traders in securities;

•	partnerships, S corporations or other pass-through entities;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	controlled foreign corporations;

•	tax-exempt organizations;

•	passive foreign investment companies;

•	persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; and

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

In addition, this discussion is limited to persons purchasing the notes for cash at original issue and at their original “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of the notes are sold to the public for cash). Moreover, the effects of other U.S. federal tax laws (such as estate and gift tax laws) and any applicable state, local or foreign tax laws are not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of the partners in the partnership generally will depend on the status of the particular partner in question and the activities of the partnership. Such partners should consult their tax advisors as to the specific tax consequences to them of holding the notes indirectly through ownership of their partnership interests.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a “U.S. Holder” of the notes. As used herein, “U.S. Holder” means a beneficial owner of the notes who is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, and it has elected to continue to be treated as a United States person.

Additional payments

In certain circumstances (see “Description of notes—Optional redemption” and “Description of notes—Change of Control Triggering Event”), we may be obligated to make payments in excess of stated interest and the principal amount of the notes. We intend to take the position that the notes should not be treated as contingent payment debt instruments despite these additional payments. This position is based in part on assumptions regarding the likelihood, as of the date of issuance of the notes, that such additional payments will have to be paid. Assuming such position is respected, any amounts paid to a U.S. Holder pursuant to any such redemption or repurchase, as applicable, would be taxable as described below in “—U.S. holders—Sale or other taxable disposition of notes.” Our position is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. The IRS, however, may take a position contrary to our position, which could affect the timing and character of a U.S. Holder’s income and the timing of our deductions with respect to the notes. U.S. Holders are urged to consult their tax advisors regarding the potential application of the contingent payment debt instrument rules to the notes and the consequences thereof. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Payments of interest

Stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such interest is received or accrued, in accordance with such U.S. Holder’s method of tax accounting for U.S. federal income tax purposes. In addition to U.S. federal income taxation, for taxable years beginning after December 31, 2012, interest paid to certain individuals, estates or trusts may be subject to a 3.8% Medicare tax.

Sale or other taxable disposition of notes

A U.S. Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as interest) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be equal to the amount that the U.S. Holder paid for the note. Any gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition. Otherwise, such gain or loss will be a short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations. In addition to U.S. federal income taxation, for taxable years beginning after December 31, 2012, gain attributable to the disposition of notes by certain individuals, estates or trusts may be subject to a 3.8% Medicare tax.

Information reporting and backup withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives interest payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes (including a redemption or retirement of the notes). Certain holders (including corporations) generally are not subject to information reporting or backup withholding. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish the holder’s taxpayer identification number (“TIN”), which, for an individual, ordinarily is his or her social security number;

•	furnishes an incorrect TIN;

•	in the case of interest payments, is notified by the IRS that the holder has failed properly to report payments of interest or dividends; or

•	in the case of interest payments, fails to certify, under penalties of perjury, that the holder has furnished a correct TIN and that the IRS has not notified the holder that the holder is subject to backup withholding.

U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax, and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

Non-U.S. holders

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a “Non-U.S. Holder” of the notes. As used herein a “Non-U.S. Holder” means a beneficial owner of the notes who is neither a U.S. Holder nor a partnership (or other entity taxable as a partnership). Special rules may apply to Non-U.S. Holders that are subject to special treatment under the Code, including controlled foreign corporations, passive foreign investment companies, U.S. expatriates, and foreign persons eligible for benefits under an applicable income tax treaty with the U.S. Such Non-U.S. Holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them including any reporting requirements.

Payments of interest

Generally, interest income paid to a Non-U.S. Holder that is not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business is subject to withholding tax at a rate of 30% (or, if applicable, a lower treaty rate). Nevertheless, interest paid on a note to a Non-U.S. Holder that is not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business generally will not be subject to U.S. federal withholding tax provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our voting stock;

•	such holder is not a controlled foreign corporation that is related to us through actual or constructive stock ownership and is not a bank that received such note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the Non-U.S. Holder certifies in a statement provided to us or the paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name and address, (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the note on behalf of the Non-U.S. Holder certifies to us or the paying agent under penalties of perjury that it, or the financial institution between it and the Non-U.S. Holder, has received from the Non-U.S. Holder a statement, under penalties of perjury, that such holder is not a United States person and provides us or the paying agent with a copy of such statement or (3) the Non-U.S. Holder holds its note directly through a “qualified intermediary” and certain conditions are satisfied.

Even if the above conditions are not met, a Non-U.S. Holder generally will be entitled to a reduction in or an exemption from withholding tax on interest if the Non-U.S. Holder provides us or our agent with a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction of the withholding tax under the benefit of a tax treaty between the United States and the Non-U.S. Holder’s country of residence, or (2) IRS Form W-8ECI stating that interest paid on a note is not subject to withholding tax because it is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

If interest paid to a Non-U.S. Holder is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a U.S. permanent establishment to which such interest is attributable), then, although exempt from U.S. federal withholding tax (provided the Non-U.S. Holder provides appropriate certification), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest in the same manner as if such Non-U.S. Holder were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, such interest may be subject to a branch profits tax at a rate of 30% or lower applicable treaty rate.

Sale or other taxable disposition of notes

Any gain realized by a Non-U.S. Holder on the sale, exchange, redemption, retirement, or other disposition of a note generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a U.S. permanent establishment to which such gain is attributable); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met.

A Non-U.S. Holder described in the first bullet point above will be required to pay U.S. federal income tax on the net gain derived from the sale generally in the same manner as if such Non-U.S. Holder were a U.S. Holder, and if such Non-U.S. Holder is a foreign corporation, it may also be required to pay an additional branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or, if applicable, a lower treaty rate) on the gain derived from the sale, which may be offset by certain U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

In certain circumstances (see “U.S. Holders—Additional payments”), we may be obligated to pay amounts in excess of stated interest and principal on the notes. Such payments would be treated as additional amounts paid for the notes and subject to the rules discussed above.

Information reporting and backup withholding

A Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments that we make to the Non-U.S. Holder, provided that we do not have actual knowledge or reason to know that such holder is a “United States person,” within the meaning of the Code, and the holder has given us the statement described above under “Non-U.S. holders—Payments of interest.” In addition, a Non-U.S. Holder will not be subject to backup withholding or information reporting with respect to the proceeds of the sale or other disposition of a note (including a retirement or redemption of a note) within the United States or conducted through certain U.S.-related brokers, if the payor receives the statement described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. However, we may be required to report annually to the IRS and to the Non-U.S. Holder the amount of, and the tax withheld with respect to, any interest paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

A Non-U.S. Holder generally will be entitled to credit any amounts withheld under the backup withholding rules against the holder’s U.S. federal income tax liability or may claim a refund provided that the required information is furnished to the IRS in a timely manner.

Underwriting

We and the underwriters named below have entered into an underwriting agreement relating to the offer and sale of the notes. In the underwriting agreement, we have agreed to sell to each underwriter severally, and each underwriter has agreed severally to purchase from us, the principal amount of notes that appears opposite the name of that underwriter below:

Principal
amount of
Underwriter	notes

Citigroup Global Markets Inc.	$132,000,000
J.P. Morgan Securities LLC	$132,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$132,000,000
Barclays Capital Inc.	$60,000,000
Wells Fargo Securities, LLC	$60,000,000
Goldman, Sachs & Co.	$28,000,000
UBS Securities LLC	$28,000,000
U.S. Bancorp Investments, Inc.	$28,000,000

Total	$600,000,000

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase the notes from us, are several and not joint. Those obligations are also subject to the satisfaction of certain conditions in the underwriting agreement. The underwriters have agreed to purchase all of the notes if any of them are purchased.

The underwriters have advised us that they propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus. The underwriters may offer the notes to selected dealers at the public offering price minus a selling concession of up to 0.400% of the principal amount of the notes. In addition, the underwriters may allow, and those selected dealers may reallow, a selling concession of up to 0.250% of the principal amount of the notes to certain other dealers. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

In the underwriting agreement, we have agreed that:

•	we will pay our expenses related to this offering, which we estimate will be $1.37 million; and

•	we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Each underwriter has represented to us and agreed with us that it has not made and will not make an offer of the notes to the public in any member state of the European Economic Area which has implemented the Prospectus Directive (a “Relevant Member State”) from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, has been approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the

Prospectus Directive. However, an underwriter may make an offer of the notes to the public in that Relevant Member State at any time on or after the Relevant Implementation Date:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above information, the expression an “offer of the notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC, as amended by Directive 2010/73/EU and includes any relevant implementing measure in each Relevant Member State.

There is currently no public trading market for the notes. In addition, we have not applied and do not intend to apply to list the notes on any securities exchange or to have the notes quoted on a quotation system. Certain of the underwriters have advised us that they intend to make a market in the notes. However, they are not obligated to do so and may discontinue any market-making in the notes at any time in their sole discretion. Therefore, we cannot assure you that a liquid trading market for the notes will develop, that you will be able to sell your notes at a particular time or that the price you receive when you sell your notes will be favorable.

In connection with this offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Conflicts of interest

Certain of the underwriters engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business, for which they receive customary fees and expenses.

On July 11, 2007 we entered into an $850 million five-year unsecured revolving credit facility, by amending and restating our then existing $350 million unsecured revolving facility and $80 million term loan facility. Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is a Letter of Credit Lender under the revolving credit facility.

JP Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is the Initial Lender and Syndication Agent under the revolving credit facility and J.P. Morgan Securities Inc. is a Joint Lead Arranger and Joint Bookrunner under the revolving credit facility. Citibank, N.A., an affiliate of Citigroup Global Markets Inc., is Administrative Agent under the revolving credit facility and Citigroup Global Markets Inc. is a Joint Lead Arranger and Joint Bookrunner under the revolving credit facility. As a result of affiliates of certain of the underwriters being lenders under our revolving credit facility, they will receive a portion of the proceeds from this offering.

Legal matters

Certain legal matters relating to the notes will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements (and schedules) included in our Annual Report on Form 10-K for the year ended December 31, 2010 and for each of the three years in the period ended December 31, 2010 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements (and schedules) are incorporated by reference in reliance on Ernst & Young LLP’s report given on their authority as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. You may obtain copies of this information and the documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817 USA, Attention: Investor Relations, telephone number (301) 581-5717.

Our common stock is listed on the New York Stock Exchange under the symbol “CVH.” You may also inspect the information we file with the SEC at the NYSE’s offices at 20 Broad Street, New York, New York 10005. Our Internet address is www.coventryhealthcare.com. However, unless otherwise specifically set forth herein, the information on our Internet site is not a part of this prospectus or the registration statement of which this prospectus is a part.

Documents incorporated by reference

The SEC allows us to “incorporate by reference” the information that we “file” with or “furnish” to the SEC. This means that we can disclose important business and financial information to you by referring you to information and documents that we have “filed” with or “furnished” to the SEC.

However, unless expressly listed below, no document that we have “furnished” to or may in the future “furnish” to the SEC pursuant to the Exchange Act will be incorporated by reference into this prospectus. Any information that we refer to as being “incorporated by reference” is considered part of this prospectus. Any information that we file with the SEC after the date of this prospectus will automatically update and, where applicable, supersede the corresponding information contained in this prospectus or in documents filed or furnished earlier with the SEC.

We incorporate by reference into this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010;

•	Our Proxy Statement filed in connection with our Annual Meeting of Stockholders held on May 19, 2011;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011; and

•	Our Current Reports on Form 8-K filed with the SEC on January 24, 2011, March 9, 2011, May 5, 2011, May 25, 2011 and May 31, 2011 (excluding any portions of Current Reports that are “furnished” and not “filed” with the SEC).

We are also incorporating by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of any offering pursuant to this prospectus.

Each document referred to above is available over the Internet on the SEC’s website at http://www.sec.gov and on our website at www.coventryhealthcare.com. The information contained in our website is not part of this prospectus or the registration statement of which this prospectus is a part. You may also request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address and telephone number:

Coventry Health Care, Inc.
6705 Rockledge Drive, Suite 900
Bethesda, Maryland 20817
(301) 581-5717
Attention: Investor Relations